Mr. Tom Kluck

Re: AEPP Form 8-K

April 3, 2017

ADVANCED ENVIRONMENTAL

PETROLEUM PRODUCERS, INC.

215 North Jefferson Street, Box 591

Ossian, IN 46777

April 3, 2017

Mr. Tom Kluck,

Legal Branch Chief

U.S. Securities and Exchange Commn.’

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Advanced Environmental Petroleum Producers, Inc.

Form 8-K

Filed March 14, 2017

File No. 000-55545

Dear Mr. Kluck,

We are in receipt of your comment letter dated March 23, 2017, regarding the referenced Form 8-K.  Please accept this letter as the response of the Company to your comments.

Comment 1.

We note from the disclosure in the above-referenced Form 8-K that you have sold approximately 66% of your issued and outstanding shares to Oncolix, Inc., a Delaware corporation. We believe that, in addition to reporting the change of control transaction under Item 5.01 of Form 8-K, the transaction should also be reported under Item 1.01 as well as Item 2.01 of Form 8-K because, through the transaction, you appear to have completed a business combination. As such, please amend the Form 8-K to provide the disclosure required by Items 1.01 and 2.01 of Form 8-K with respect to the transactions. We specifically highlight the disclosure required by Item 2.01(f) of Form 8-K, which requires disclosure of the information that would be required if you were filing a registration statement on Form 10.

Response:

As previously disclosed in the Current Report on Form 8-K of the Company filed with the SEC on or about March 14, 2017 (the “Filed 8-K”), pursuant to a Stock Purchase Agreement dated as of March 6, 2017, by and among Oncolix, Inc., a Delaware corporation (the “Purchaser” ), Brian K. Kistler the Company’s majority shareholder and sole executive officer, employee and director on its Board, New Opportunity Business Solutions, Inc. a corporation whose sole employee, officer, director, control person and shareholder is Mr. Kistler (“NOBS,” and together with Mr. Kistler, collectively, the “Seller”) and Advanced Environmental Petroleum Producers Inc. (the “Company”) (the “SPA”), the Seller has agreed, subject to satisfaction or waiver of various closing conditions set forth in the SPA, to sell 61,465,130 shares of the Company common stock

Mr. Tom Kluck

Re: AEPP Form 8-K

April 3, 2017

owned by the Seller (approximately 66% of the Company issued and outstanding shares) to the Purchaser for a purchase price of $315,000 (the “Share Acquisition”).

The Company should file a Form 8-K(A) to disclose the information required in Item 1.01 of Form 8-K, which is currently set forth in 5.01 of the Filed 8-K.

As of the date hereof, there has been no acquisition or disposition of a significant amount of assets of the Company.

Under Item 2.01(f) of Form 8-K, a registrant is required to disclose information that would be required if it were filing a registration statement on Form 10 when the registrant or any of its majority-owned subsidiaries has completed the acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business.  In the current situation, we believe that because the SPA does not contemplate any acquisition or disposition of a significant amount of assets, the Company is not required to report the Share Acquisition under Item 2.01 of Form 8-K.

In addition, pursuant to Item 5.01(a)(8) of Form 8-K, Form 10 information is not required to be filed until the fourth day following a change in control of the registrant, which change of control would occur upon the closing of the Share Acquisition. We believe in the current situation, since no closing of the Share Acquisition has occurred, such information is not required in the Filed 8-K, but must be included in a Current Report on Form 8-K within four days following the closing of the Share Acquisition. However, we believe that based upon the Company still being a “shell company” and since there is no business combination transaction contemplated by the SPA, following the closing of the Share Acquisition, only Form 10 information relating to the Company, and not the Purchaser, will be required under the disclosure requirements of Form 8-K.

Thank you for the opportunity to respond to your letter of March 23, 2017. In the event you have any further questions regarding this matter, please do not hesitate to contact me.

Sincerely,

ADVANCED ENVIRONMENTAL

PETROLEUM PRODUCERS, INC.

/s/: Brian K. Kistler

Brian K. Kistler, Chief Executive Officer